UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FanFood, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     January 31, 2016

Physical address of issuer
20 W Kinzie, 17th Floor, Chicago, IL 60654

Website of issuer
www.fanfoodapp.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$126,432.00	$73,882.00
Cash & Cash Equivalents	$9,477.00	$24,806.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$35,673.00	$0.00
Long-term Debt	$392,047.00	$83,581.00
Revenues/Sales	$124,978.00	$1,458.00
Cost of Goods Sold	$129,120.00	$969.00
Taxes Paid	$0.00	$0.00
Net Income	-$296,245.00	-$28,259.00

January 31, 2018

FORM C-AR

FanFood, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by FanFood, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.fanfoodapp.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 1/31/2018

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

FanFood, Inc. (the "Company") is a Delaware Corporation, formed on January 31, 2016. The Company was formerly known as Millennial Ventures, LLC.

The Company is located at 20 W Kinzie, 17th Floor, Chicago, IL 60654.

The Company's website is www.fanfoodapp.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our Company provides an app that streamlines the in-venue concession ordering process. Our customers purchase concessions at live events through our app and pay a small premium (or convenience fee) on top of their order in exchange for expedited delivery and express pickup of concessions. FanFood also generates revenue through taking a revenue share on concession sales placed through the app and through charging a licensing fee to clients in exchange for use of the software

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 1, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our projects, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the foodservice / technology industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our technology platform is competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved technology and thus may be better equipped than us to develop and commercialize a mobile ordering platform. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our mobile ordering platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, in our data centers and on our networks. The secure processing, maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory

penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing and maintenance of this information is critical to our operations, and we devote significant resources to protecting our information by leveraging a secure third-party payment processor, Stripe. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Dustin Hemesath, Will Anderson, Elijah Doetsch, and Carson Goodale who are Chief Technology Officer, Chief Commercial Officer, Director of Operations, President, Chief Operational Officer, Chief Financial Officer, and Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Dustin Hemesath, Will Anderson, Elijah Doetsch, and Carson Goodale although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Dustin Hemesath, Will Anderson, Elijah Doetsch, and Carson Goodale or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other

parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our Company provides an app that streamlines the in-venue concession ordering process. Our customers purchase concessions at live events through our app and pay a small premium (or convenience fee) on top of their order in exchange for expedited delivery and express pickup of concessions. FanFood also generates revenue through taking a revenue share on concession sales placed through the app and through charging a licensing fee to clients in exchange for use of the software

Business Plan

The Company intends to continue development of the product to ensure customers are receiving top tier service. The Company intends to expand sales efforts to new venues as well as fans to drive sales through the app at contracted venues. The success of the business depends on both of these sales efforts. In time, the Company intends to target new markets that may include restaurants, malls, hospitals, festivals, or any other venue the Company views as a suitable customer. The Company's platform is effective for venues due to the cashless and contactless services and efficient for fans due to reduced wait times and ease of use. The Company must maximize these advantages.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile Ordering App	Free app currently available on the iOS and Android app stores that enables fans to purchase food and beverage at select venues. Purchased products can either be delivered in-seat or picked-up via express line.	Fans at a live event
Admin Portal	Backend queue portal that fulfills fan orders. Venue managers can add inventory, stores, items, prices, generate reports, and view data analytics in real-time.	Food Service Vendors / Stadiums
Runner App	Fulfillment app that allows "runners" to pick up FanFood orders and deliver them to fans' seats	Concession Stand Staffers, Food Service Vendors / Stadiums

Customer Service Build: Allows FanFood customers to communicate (through the FanFood Customer App) with runners who have picked up their order in real time. Also allows FanFood customers to communicate (through the FanFood Customer App) with the venue manager in charge of running the backend at the event at which the customer has placed an order (in real time) Inventory Build: Allows FanFood to better track allotted concession inventory and to improve delivery logistics through these insights POS Integration: Integrations with major point of sale systems allow FanFood to track concession inventory even when no inventory is specifically allotted to FanFood Load Balancing Build: Allows FanFood to more seamlessly operate out of more concession stands at a given venue through order routing enhancements

The Company re-sells third-party concessions in most of its major markets directly to consumers through its mobile ordering app. The company sells its technology platform directly to stadiums and foodservice vendors through its direct sales force.

Competition

The Company's primary competitors are VenueNext and Tapin2.

We foresee potentially significant competition from many well-established companies that compete directly and indirectly with us with respect to food delivery, technology, location, and funding. We compete with other software service apps and existing white-labeled solutions. Some of our competitors have significantly greater financial resources than we do. Our success depends on the popularity of our brand and the experience we offer our guests.

Customer Base

Our customers are live-entertainment operators who seek to provide a premium experience to their customers as well as fans who prefer the convenience of not waiting in lines.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87244896	Downloadable software in the nature of a mobile application for ordering food; downloadable software in the nature of mobile applications, namely, software that provides information to persons engaged in the field of food services to fulfill orders for food delivery	DON'T MISS THE BIG PLAY	November 22, 2016	October 3, 2017	United States
87642090	Downloadable software in the nature of a mobile application for ordering food; downloadable software in the nature of mobile applications, namely, software that provides information to persons engaged in the field of food services to fulfill orders for food delivery	DON'T MISS A MEMORY	October 11, 2017		United States
87635431	Downloadable software in the nature of a mobile application for ordering food; downloadable software in the nature of mobile applications, namely, software that provides information to persons engaged in the field of food services to fulfill orders for food delivery	DON'T MISS A SECOND	October 5, 2017		United States
87635631	Downloadable software in the nature of a mobile application for ordering food; downloadable software in the nature of mobile applications, namely, software that provides information to persons engaged in the field of food	DON'T MISS A MOMENT	October 5, 2017		United States

	services to fulfill orders for food delivery				

Governmental/Regulatory Approval and Compliance

We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet and e-commerce. Existing and future laws and regulations may impede the growth of the internet, e- commerce or other online services, and increase the cost of providing online services. These regulations and laws may cover sweepstakes, taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 20 W Kinzie, 17th Floor, Chicago, IL 60654

The Company has the following additional addresses:

The Company conducts business in Illinois.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Carson Goodale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc 2016 - Present Employment responsibilities include product development, external relations, managerial oversight, investor relations, and negotiating major partnerships

Name

Dustin Hemesath

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc 02/01/2016 - Present Employment responsibilities include sales, managerial oversight, and managing client operations qualifying leads, managing sales operations, and managing client operations

Name

William Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO: 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc - Chief Operating Officer - 02/01/2016 - Present Employment responsibilities include product development, ensuring contract execution, and overseeing operations of the company

Name

Elijah Doestch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer 02/01/2016 – 5/31/2017 Chief Financial Officer 6/1/2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc – Chief Marketing Officer - 02/01/2016 to 5/31/2017. Employment responsibilities include content design, branding, advertisements, and sales. FanFood, Inc - Chief Financial Officer - 6/1/2017 to Present. Employment responsibilities include managing company finances, accounting, invoicing, and internal relations.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Carson Goodale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc 2016 - Present Employment responsibilities include product development, external relations, managerial oversight, investor relations, and negotiating major partnerships

Name

Dustin Hemesath

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc 02/01/2016 - Present Employment responsibilities include sales, managerial oversight, and managing client operations qualifying leads, managing sales operations, and managing client operations

Name

William Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO: 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc - Chief Operating Officer - 02/01/2016 - Present Employment responsibilities include product development, ensuring contract execution, and overseeing operations of the company

Name

Elijah Doestch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer 02/01/2016 – 5/31/2017 Chief Financial Officer 6/1/2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc – Chief Marketing Officer - 02/01/2016 to 5/31/2017. Employment responsibilities include content design, branding, advertisements, and sales. FanFood, Inc - Chief Financial Officer - 6/1/2017 to Present. Employment responsibilities include managing company finances, accounting, invoicing, and internal relations.

Name

Grant Goodale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc - Chief Technology Officer - 6/1/2017 to Present Employment responsibilities include complete responsibility for the development of the technology platform. AegonUSA - System Architect - 2000 to Present

Name

Brad Curry

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Commercial Officer - 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc - Chief Commercial Officer - 02/01/2016 to Present Employment responsibilities include developing sales plans, executing sales, and managing partnerships Sharebiz Partners - Co-Founder - October 2010 to Present

Name

Alex Lemmo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Operations - 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood, Inc - Director of Operations - 02/01/2016 to Present Employment responsibilities include working with COO to ensure operational success and managing client relationships Legacy Marketing Partners - Brand Marketing Specialist - August 2012 to Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Illinois, USA and Iowa, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
All Employees	PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT		

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	148,646
Voting Rights	1 vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Convertible Notes
Amount outstanding	361,246
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of these notes will dilute the SAFE

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Iowa Economic Development Authority
Amount outstanding	$24,479.17
Interest rate and payment schedule	0% interest with monthly payments of $520.83
Amortization schedule	48 Payments made monthly
Describe any collateral or security	Collateral is the assets of the company
Maturity date	November 16, 2021
Other material terms	Zero interest loan paid monthly unless: 4. There is a Change in Control of the Company Then the balance is due with 3% interest on the balance from the date of dispursement

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$361,246.00
Interest rate and payment schedule	8% simple accruing interest
Amortization schedule	
Describe any collateral or security	Unsecured
Maturity date	June 13, 2019
Other material terms	

The total amount of outstanding debt of the company is $427,720.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	36	$361,246.53	Growth Primary expenses are:	September 1, 2016	Section 4(a)(2)

			Payroll, Marketing, and Development Costs		

Ownership

The company is owned by a few people/entities: Carson Goodale 30.2% Elijah Doetsch 30.2% William Anderson 30.2%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Carson Goodale	30.2%
Elijah Doetsch	30.2%
William Anderson	30.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

In 2017 the company generated over $100,000 in concession sales and was involved with the 2017 Formula 1 Grand Prix event at the Circuit of the Americas. The company is in the process of raising a Crowdfunding round that will close in Q1 or Q2 of 2018.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: Selling our platform to venues of various types, on-boarding venues previously sold to, and marketing to drive customer orders in those respective venues.

Liquidity and Capital Resources

On 12/15/2017 the Company conducted an offering pursuant to Regulation CF and expects to raise approximately $120,000

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company intends to invest significantly into it's product offering, which is technology based. This cost, or a portion of the cost, is planned to be capitalized.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Carson Goodale
(Signature)

Carson Goodale
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Carson Goodale
(Signature)

Carson Goodale
(Name)

CEO
(Title)

(Date)

/s/Dustin Hemesath
(Signature)

Dustin Hemesath
(Name)

President
(Title)

(Date)

/s/William Anderson
(Signature)

William Anderson
(Name)

Chief Operating Officer
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Carson Goodale, being the founder of FanFood, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of January 31, 2018 and the related statements of income (deficit), are true and complete in all material respects; and

/s/Carson Goodale
(Signature)

Carson Goodale
(Name)

CEO
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Form **1120**		**U.S. Corporation Income Tax Return**				OMB No. 1545-0123
Department of the Treasury Internal Revenue Service		**For calendar year 2017 or tax year beginning** 2/1/2017 **, ending** 1/31/2018 ▶ **Go to** *www.irs.gov/Form1120* **for instructions and the latest information.**				**2017**

A Check if:

1a Consolidated return (attach Form 851) . . ☐

b Life/nonlife consolidated return . . . . . ☐

2 Personal holding co. (attach Sch. PH) . . . ☐

3 Personal service corp. (see instructions) . . . ☐

4 Schedule M-3 attached ☐

TYPE OR PRINT

Name: FanFood, Inc.

Number, street, and room or suite no. If a P.O. box, see instructions.
1135 W Patterson Apt. 1

City or town	State	ZIP code
Chicago	IL	60613

Foreign country name / Foreign province/state/county / Foreign postal code

B Employer identification number
XX-XXXXXXX

C Date incorporated
2/1/2016

D Total assets (see instructions)
$ 0

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales **1a** 124,978	
b	Returns and allowance **1b**	
c	Balance. Subtract line 1b from line 1a **1c**	124,978
2	Cost of goods sold (attach Form 1125-A) **2**	129,120
3	Gross profit. Subtract line 2 from line 1c **3**	-4,142
4	Dividends (Schedule C, line 19) **4**	
5	Interest **5**	
6	Gross rents **6**	
7	Gross royalties **7**	
8	Capital gain net income (attach Schedule D (Form 1120)) **8**	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797) **9**	
10	Other income (see instructions—attach statement) **10**	
11	**Total income.** Add lines 3 through 10 . . . . . ▶ **11**	-4,142

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) . . . . . ▶ **12**	
13	Salaries and wages (less employment credits) **13**	19,222
14	Repairs and maintenance **14**	
15	Bad debts **15**	
16	Rents **16**	26,363
17	Taxes and licenses **17**	10,313
18	Interest **18**	16,860
19	Charitable contributions **19**	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) **20**	
21	Depletion **21**	
22	Advertising **22**	
23	Pension, profit-sharing, etc., plans **23**	
24	Employee benefit programs **24**	
25	Domestic production activities deduction (attach Form 8903) **25**	
26	Other deductions (attach statement) **26**	219,345
27	**Total deductions.** Add lines 12 through 26 . . . . . ▶ **27**	292,103
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11 . . . **28**	-296,245
29a	Net operating loss deduction (see instructions) **29a**	
b	Special deductions (Schedule C, line 20) **29b**	
c	Add lines 29a and 29b **29c**	0

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions **30**	-296,245
31	Total tax (Schedule J, Part I, line 11) **31**	
32	Total payments and refundable credits (Schedule J, Part II, line 21) **32**	0
33	Estimated tax penalty. See instructions. Check if Form 2220 is attached . . . . . ▶ ☐ **33**	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed **34**	0
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid **35**	0
36	Enter amount from line 35 you want: **Credited to 2018 estimated tax** ▶ **Refunded** ▶ **36**	0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _____ / Signature of officer / Date   ▶ President / Title

May the IRS discuss this return with the preparer shown below? See instructions. ☒ **Yes** ☐ **No**

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☒ if self-employed	PTIN
Scott J Herckis		7/30/2018		XXXXXXXXX

Firm's name ▶ SJH Financial, LLC   Firm's EIN ▶ XX-XXXXXXX

Firm's address ▶ 33 Brodwood Drive   Phone no. (203) 328-9680

City Stamford   State CT   ZIP code 06902

For Paperwork Reduction Act Notice, see separate instructions.   Form **1120** (2017)

HTA

Schedule L — Balance Sheets per Books

Assets	Beginning of tax year		End of tax year	
	(a)	(b)	(c)	(d)
1 Cash		9,477.		2,038.
2a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement)	STMT 4	12,784.		1,475,000.
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation	( )		( )	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)	134,418.		199,842.	
b Less accumulated amortization	(30,247.)	104,171.	(90,148.)	109,694.
14 Other assets (attach statement)				
15 Total assets		126,432.		1,586,732.
Liabilities and Shareholders' Equity				
16 Accounts payable		7,753.		NONE
17 Mortgages, notes, bonds payable in less than 1 year	STMT 4	NONE		52,571.
18 Other current liabilities (attach statement)	STMT 4	35,673.		37,626.
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more		392,047.		138,797.
21 Other liabilities (attach statement)				
22 Capital stock: a Preferred stock	NONE		171.	
b Common stock	18.	18.	31.	202.
23 Additional paid-in capital		3,641.		2,241,867.
24 Retained earnings - Appropriated (attach statement)				
25 Retained earnings - Unappropriated		−312,700.		−884,331.
26 Adjustments to shareholders' equity (attach statement)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity		126,432.		1,586,732.

Schedule M-1 — Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	−571,631.		7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $ _____	
2 Federal income tax per books				
3 Excess of capital losses over capital gains				
4 Income subject to tax not recorded on books this year (itemize): _____			8 Deductions on this return not charged against book income this year (itemize):	
5 Expenses recorded on books this year not deducted on this return (itemize):			a Depreciation $ _____	
a Depreciation $ _____			b Charitable contributions $ _____	
b Charitable contributions $ _____				
c Travel and entertainment $ _____	441.		9 Add lines 7 and 8	
6 Add lines 1 through 5	−571,190.		10 Income (page 1, line 28) - line 6 less line 9	−571,190.

Schedule M-2 — Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1 Balance at beginning of year	−312,700.	5 Distributions: a Cash		
2 Net income (loss) per books	−571,631.	b Stock		
3 Other increases (itemize): _____		c Property		
		6 Other decreases (itemize): _____		
		7 Add lines 5 and 6		
4 Add lines 1, 2, and 3	−884,331.	8 Balance at end of year (line 4 less line 7)		−884,331.

Form **1120** (2018)

FanFood, Inc.
Balance Sheet
January 31, 2017
(unaudited)

Assets		
Cash and cash equivalents	$	24,806
Current assets		24,806
Property and equipment, net		49,076
Total assets	$	73,882
Liabilities and Stockholders' Deficit		
Current liabilities		
Accrued expenses	$	1,969
Total current liabilities		1,969
Long-term liabilities		
Related party convertible notes payable		83,581
Total liabilities		85,550
Commitments and contingencies		-
Stockholders' Deficit		
Common stock, $0.0001 par value; 1,000,000 shares authorized, 183,674 shares issued and outstanding as of January 31, 2017		18
Additional paid-in capital		16,573
Accumulated deficit		(28,259)
Total stockholders' deficit		(11,668)
Total liabilities and stockholders' deficit	$	73,882

See accompanying notes to the financial statements and the independent accountants' review report.


FanFood, Inc.

Statement of Operations

For the period from Inception (January 27, 2016) through January 31, 2017

(unaudited)


Revenues	$	1,458
Cost of revenues		969
Gross margin		489
Operating expenses:		
Payroll and related		1,000
Marketing		5,613
Travel		1,064
Professional fees		7,175
Depreciation		9,834
Other general and administrative		2,093
Total operating expenses		26,779
Loss from operations		(26,290)
Other expense:		
Interest expense		(1,969)
Total other expense		(1,969)
Loss before income taxes		(28,259)
Income tax expense		-
Net loss	$	(28,259)

See accompanying notes to the financial statements and the independent accountants' review report.